This Automatic Self Administered YRT Reinsurance Agreement

Effective December 1, 1998

is made between

National Life Insurance Company

of Montpelier, Vermont

(hereinafter referred to as "the Company")

and

_______________________________________

of _____________________________________

Executive Offices: _______________________

(hereinafter referred to as "the Reinsurer")

The following Articles, qualified by the Exhibits of the Agreement, will form the basis of the Agreement.

This Agreement will be referred to as Agreement No. SA204-99

Table of Contents

Article 1
1.1     Scope of Coverage
1.2     Forms, Manuals, Issue Rules

Article 2
2.1     Automatic Coverage
2.2     Automatic Submissions

Article 3
3.1     Premium Accounting
3.2     Non-Payment of Premiums

Article 4
4.1     Right of Offset

Article 5
5.1     Conversions
5.2     Policy Changes
5.3     Reductions
5.4     Lapses
5.5     Reinstatements
5.6     Minimum Reinsurance Limit

Article 6
6.1     Retention Limit Changes
6.2     Recapture

Article 7
7.1     Liability

Article 8
8.1     Claims Notice
8.2     Claims Payment
8.3     Contested Claims
8.4     Claims Expenses
8.5     Extra Contractual Obligations
8.6     Misstatement of Age or Sex

Article 9
9.1     Oversights
9.2     Arbitration

Article 10
10.1   Insolvency

Article 11
11.1   DAC Tax
11.2   Taxes and Expenses

Article 12
12.1   Entire Agreement
12.2   Parties to Agreement
12.3   Inspection of Records
12.4   Good Faith
12.5   Confidentiality

Article 13
13.1   Duration of Agreement
13.2   Severability
13.3   Construction

Exhibits
A-1    Business Covered
A-2    Required Forms, Manuals & Issue Rules - Conditional Receipt Amount
A-3    Exceptions to Automatic Coverage and Issue Guidelines
A-4    Facultative Coverage
B        Life Insurance Application
C        General Terms - Reinsurance Rates
D        The Company's Retention Limits
E        The Company’s Issue Limits and The Reinsurer’s Automatic Acceptance Limits
F        Reinsurance Reports
G        DAC Tax Election

Article 1

1.1	Scope of Coverage

This Agreement applies to all insurance policies and supplementary benefits and riders attached thereto (hereinafter referred to as “policies”), as set out in Exhibit A-1, which have been issued directly by the Company in accordance with its underwriting rules, premium rates and policy forms as provided to the Reinsurer.

The Company will cede, and the Reinsurer will accept risk on the above referenced policies in accordance with the terms and conditions of this Agreement. The policies accepted by the Reinsurer will be hereinafter referred to as "Reinsured Policies".

The Company may not reinsure the amount it has retained on the business covered hereunder on any basis whatsoever without the Reinsurer's written consent.

This Agreement does not cover the following on an automatic basis unless specified elsewhere in this Agreement:

	1.1.1	Noncontractual conversions, rollovers, or exchanges; or

	1.1.2	Any conversion of a previously issued policy that had been reinsured with another reinsurer.

Each policy covered under this Agreement must provide for the maximum normal periods of suicide and contestability protection permitted in the state in which the policy is executed.

1.2	Forms, Manuals, Issue Rules

The Company affirms that its retention schedule, underwriting rules, issue rules, premium rates and policy forms applicable to the Reinsured Policies and in use as of the effective date of this Agreement have been supplied to the Reinsurer as listed in Exhibit A-2; that it has fully disclosed all material facts regarding the business reinsured hereunder.

The Company will notify the Reinsurer of any proposed material changes in its retention schedule and/or underwriting and issue rules and/or premium rates and/or policy forms. This Agreement will not extend to policies issued pursuant to such changes unless the Reinsurer has consented in writing to accept policies subject to such changes.

It is the Company's responsibility to ensure that the applicable forms are in compliance with current Medical Information Bureau (M.I.B.) regulations.

Article 2

2.1	Automatic Coverage

For automatic reinsurance coverage of any policy covered under this Agreement, the Company will retain the amount stipulated in Exhibit D according to the age and mortality rating at the time of underwriting. The Company will automatically cede the amount of reinsurance to the Reinsurer according to the Automatic Acceptance Limits specified in Exhibit E.

2.2	Automatic Submissions

The Company will submit automatic policies to the Reinsurer according to the reporting terms set out in Exhibit F.

Upon the request of the Reinsurer, the Company will send to the Reinsurer copies of the application and related papers on a life reinsured automatically under this Agreement.

Article 3

3.1	Premium Accounting

The Company will pay the Reinsurer premiums in accordance with the terms specified in Exhibit C.

The method and requirements for reporting and remitting premiums are outlined in Exhibit F.

The Reinsurer reserves the right to charge interest on overdue premiums. The interest will be calculated according to the terms and conditions specified in Exhibit C.

3.2	Non-Payment of Premiums

The Reinsurer may terminate its liability for any Reinsured Policy for which the premiums have not been paid within 60 days after the Due Date stated in Exhibit F, by giving the Company 15 days written notice of such termination.

Notwithstanding such termination, the Company is still obligated to pay the overdue premiums, plus interest, to the date of payment.

The Company will not force termination under the provisions of this Article solely to avoid the recapture requirements or to transfer the Reinsured Policies to another reinsurer.

Article 4

4.1	Right of Offset

The Company and the Reinsurer will have the right to offset any balance or balances whether on account of premiums, allowances or claims due from one party to the other, under this Agreement or under any other reinsurance agreement between the Company and the Reinsurer.

The right of offset will not be affected or diminished because of the insolvency of either party.

Article 5

5.1	Conversions

In the event of the conversion of a Reinsured Policy the policy arising from the conversion will be reinsured with the Reinsurer. The amount to be reinsured will be determined on the same basis as used for the original policy (e.g. excess of retention, quota share) but will not exceed the amount reinsured as of the date of conversion unless mutually agreed otherwise.

If the policy arising from a conversion is on a plan that is:

	5.1.1	Reinsured on a coinsurance basis with the Reinsurer, the appropriate premium at the attained age will be used and the policy year for the purpose of commission rates will be based on the duration of the original policy.

	5.1.2	Reinsured on a YRT basis with the Reinsurer, the appropriate YRT rate at the attained age and duration of the original policy will be used and any allowance will be based on the duration of the original policy.

	5.1.3	Not covered by any reinsurance agreement with the Reinsurer, reinsurance will be on a YRT basis using the YRT rates specified in Exhibit C, at the attained age and duration of the original policy.

The above terms will apply unless specified otherwise in Exhibit C.

Unless mutually agreed otherwise, policies that had been reinsured with another reinsurer and which convert to a plan covered under this Agreement will not be reinsured with the Reinsurer.

5.2	Policy Changes

If the plan, the amount of reinsurance or the premiums of a Reinsured Policy are changed, the Company will promptly inform the Reinsurer.

Whenever a Reinsured Policy is changed and the Company’s underwriting rules do not require that full evidence be obtained, the reinsurance will remain in effect with the Reinsurer. The suicide and recapture periods applicable to the original Reinsured Policy will apply to the reissued Reinsured Policy and the duration will be measured from the effective date of the original Reinsured Policy.

The amount of any non-contractual increase will be subject to the terms stated in Exhibit C.

The Company will report the details of all changes according to the terms outlined in Exhibit F, Reinsurance Reports.

For changes not covered under this Agreement, which affect the terms of any Reinsured Policy, the Company must obtain the Reinsurer’s approval before such changes become effective.

5.3	Reductions

Unless specified otherwise in this Agreement, if the amount of insurance of a policy issued by the Company is reduced then the amount of reinsurance on that life will be reduced effective the same date by the full amount of the reduction under the original policy. If the amount of insurance terminated equals or exceeds the amount of reinsurance, the full amount of reinsurance is terminated. If the reinsurance is a quota share of the policy issued by the Company, the reduction would be proportional.

The reduction will first apply to any reinsurance on the policy being reduced and then in a chronological order according to policy date ("first in, first out") to any reinsurance on the other policies in force on the life. However, the Company will not be required to assume a risk for an amount in excess of its regular retention for the age at issue and the mortality rating of the policy under which reinsurance is being terminated.

If the reinsurance for a policy has been placed with more than one reinsurer, the reduction will be applied to all reinsurers pro rata to the amounts originally reinsured with each reinsurer.

5.4	Lapses

When a policy lapses, the corresponding Reinsured Policy will be terminated effective the same date. The Reinsurer’s liability with respect to unearned premiums on the terminated Reinsured Policy is set out in Exhibit F.

Unless specified otherwise in this Agreement, if a policy fully retained by the Company lapses, the Reinsured Policy or Policies on that same life will be reduced or terminated effective the same date in order for the Company to maintain its full retention. The terms under the preceding Reductions clause would apply.

If the Company allows extended or reduced paid-up insurance following a lapse, the reinsurance will be appropriately amended. If the Company allows the policy to remain in force under its automatic premium loan regulations, the reinsurance will continue unchanged and in force as long as such regulations remain in effect, except as provided for otherwise in this Agreement.

5.5	Reinstatements

If a policy reinsured on an automatic basis is reinstated in accordance with its terms or the rules of the Company, as provided to the Reinsurer, the Reinsured Policy will be reinstated automatically by the Reinsurer. The Company’s liability with respect to the premiums in arrears is set out in Exhibit F.

5.6	Minimum Reinsurance Limit

The Company may not submit a policy to the Reinsurer unless the amount of the policy to be reinsured exceeds the Minimum Initial Reinsurance Limit specified in Exhibit C. The Reinsured Policy will be canceled whenever its net amount at risk becomes less than the Minimum Final Reinsurance Limit set out in Exhibit C.

Article 6

6.1	Retention Limit Changes

If the Company changes its retention limits, it will provide the Reinsurer with written notice of the new retention limits and the effective date.

A change to the Company's Retention Limits in Exhibit D will not affect the Reinsured Policies in force at the time of such a change except as specifically provided for elsewhere in this Agreement.

6.2	Recapture

The Company may apply its increased retention limits to reduce the benefit amount of in force Reinsured Policies provided:

	6.2.1	The Company gives the Reinsurer written notice of its intention to recapture within 90 days of the effective date of the retention increase; and

	6.2.2	Such recaptures are made on the next anniversary of each Reinsured Policy affected and with no recapture being made until the Reinsured Policy has been in force for the period stated in Exhibit C. For a conversion policy or re-entry, the recapture terms of the original policy will apply and the duration for the recapture period will be measured from the effective date of the original policy; and

	6.2.3	The Company has maintained from the time the policy was issued, its full retention as set out in Exhibit D for the plan and the insured's classification. Reinsured policies on a first dollar quota share basis will not be eligible for recapture; and

	6.2.4	The Company has applied its increased Retention Limits in a consistent manner to all categories of its Retention Limits set out in Exhibit D unless otherwise agreed to by the Reinsurer.

In applying its increased Retention Limits to Reinsured Policies, the age and mortality rating at the time of issue will be used to determine the amount of the Company's increased retention.

Recapture as provided herein is optional with the Company, but if any Reinsured Policy is recaptured, all Reinsured Policies eligible for recapture under the provisions of this Article must be recaptured. If there is reinsurance in other companies on risks eligible for recapture, the necessary reduction is to be applied pro rata to the total outstanding reinsurance.

The amount of reinsurance eligible for recapture is based on the reinsurance net amount at risk as of the date of recapture.

The Company may not recapture reinsurance if the Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in retention.

If there is a Waiver of Premium (W.P.) claim in effect when recapture takes place, the W.P. claim will stay in effect until the W.P. claim terminates. The Reinsurer will not be liable for any other benefits, including the basic life risk, that are eligible for recapture. All such eligible benefits will be recaptured as if there was no W.P. claim.

The Reinsurer will not be liable, after the effective date of recapture, for any Reinsured Policies or portions of such Reinsured Policies eligible for recapture, that the Company has overlooked. The Reinsurer will be liable only for a credit of the premiums, received after the recapture date, less any allowance.

The terms and conditions for the Company to recapture in force Reinsured Policies due to the insolvency of the Reinsurer are set out in the Insolvency clause in Article 10.

If the Company transfers business which is reinsured under this Agreement to a successor company, then the successor company has the option to recapture the reinsurance, in accordance with the recapture criteria outlined in this Article, only if the successor company has a higher retention limit than the Company.

Article 7

7.1	Liability

Unless specified elsewhere in the Agreement, the Reinsurer's liability for the Reinsured Policies is restricted to its share of the Company's liability as limited by the terms and conditions of the particular policy under which the Company is liable.

The liability of the Reinsurer will commence simultaneously with that of the Company for all Reinsured Policies.

The Reinsurer may terminate its liability for any policies for which reinsurance premium payments are in arrears, according to the terms set out in Article 3 of this Agreement.

7.2	Conditional or Interim Receipt Liability

The extent of the Reinsurer's liability on a per life basis, for claims accepted by the Reinsurer that have arisen under the conditional receipt or interim receipt coverage, is set out in Exhibit A-2.

Article 8

8.1	Claims Notice

The Company will notify the Reinsurer as soon as reasonably possible after the Company receives the claim. Copies of all claims papers will be sent promptly by the Company to the Reinsurer. The settlement made by the Company will be binding on the Reinsurer. However, for claims made during the contestable period or in any case where the total amount of reinsurance ceded to the Reinsurer is greater than the amount retained by the Company, or if the Company retained less than, or none of, its usual retention on the policy, then all papers in connection with the claim will be submitted to the Reinsurer and the Company will consult with the Reinsurer and attempt to achieve mutual agreement before conceding liability or making settlement to the claimant.

The Company will provide the Reinsurer with all further reports and papers required by the Reinsurer for its consideration of the claim.

8.2	Claims Payment

Provided there is no existing breach of this Agreement by the Company, the Reinsurer will be liable to the Company for the benefits reinsured and the reinsurance will not exceed the Company's contractual liability under the terms of its policies. The payment of death claims by the Reinsurer will be in one lump sum regardless of the mode of settlement under the original policy. The Reinsurer's share of interest, which is based on the death proceeds paid by the Company, will be payable in addition to the death claim settlement. The Reinsurer will pay to the Company premiums at the rate applicable to the original policy on any policy approved for a waiver of premium claim, provided always that the waiver of premium benefit applicable to such benefits has been reinsured under this Agreement.

8.3	Contested Claims

The Company will notify the Reinsurer of its intention to contest, compromise or litigate a claim involving a Reinsured Policy. The Company will also provide the Reinsurer prompt notice of any legal proceedings initiated against the Company in response to its denial of a claim on a reinsured policy. Should any claim be settled on a reduced compromise basis, or should a contested claim be settled for a reduced sum, the Company and the Reinsurer will participate in such reductions in proportion to their respective liabilities under the policy or policies reinsured.

The Reinsurer may pay its share of the death benefit if it does not deem it advisable to contest the claim.

8.4	Claims Expenses

The Reinsurer will pay its share of reasonable investigation and legal expenses incurred in adjudicating or litigating the claim. The Reinsurer will not be liable for any portion of any routine investigative or administrative expenses incidental to the settlement of claims (such as compensation of salaried employees) which are incurred by the Company; nor for any expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits that the Company admits are payable.

In the event that the Reinsurer pays its share of the death benefit of a policy for which the Company is contesting the claim, the Reinsurer will not be liable for any subsequent expenses incurred by the Company.

8.5	Extra Contractual Obligations

Extra Contractual Obligations are obligations outside of the contractual obligations and include but are not limited to punitive damages, bad faith damages, compensatory damages, and other damages or statutory penalties which may arise from the willful and/or negligent acts or omissions by the Company.

The Reinsurer is not liable for Extra Contractual Obligations unless it concurred in writing and in advance with the actions of the Company which ultimately led to the imposition of the Extra Contractual Obligations.

In such situations, the Company and the Reinsurer will share in Extra Contractual Obligations, in equitable proportions, but all factors being equal, the division of any such assessments would be in proportion to the total risk accepted by each party for the plan of insurance involved.

Notwithstanding anything stated herein, this Agreement will not apply to any Extra Contractual Obligations incurred by the Company as a result of any fraudulent and/or criminal act by any employee or officer of the Company or an agent representing the Company, acting individually, collectively or in collusion in the presentation, defense, or settlement of any claim.

8.6	Misstatement of Age or Sex

In the event of an increase or reduction in the amount payable under a policy due to a misstatement in age or sex, the proportionate liabilities under this Agreement will be the basis for determining each party's share of any increase or reduction. The Reinsured Policy will be rewritten from commencement on the basis of the adjusted amounts using premiums and amounts at risk for the correct ages and sex, and the proper adjustment for the difference in reinsurance premiums, without interest, will be made.

Article 9

9.1	Oversights

Any unintentional or accidental failure to comply with the terms of this Agreement which can be shown to be the result of an oversight, misunderstanding or clerical error, by either the Company or the Reinsurer, will not be deemed to be a breach of this Agreement. Upon discovery, the error will be corrected so that both parties are restored to the position they would have occupied had the oversight, misunderstanding or clerical error not occurred. Should it not be possible to restore both parties to such a position, the party responsible for the oversight, misunderstanding or clerical error will be responsible for any resulting liabilities and expenses.

This provision will apply only to oversights, misunderstandings or clerical errors relating to the administration of reinsurance covered by this Agreement and not to the administration of the insurance provided by the Company to its insured.

If the Company or the Reinsurer discovers that the Company did not cede reinsurance on a policy it should have reinsured under this Agreement, the Company may be required to audit its records, at the request of the Reinsurer, to determine if reinsurance was unreported on any other policies. The Company is expected to take the necessary actions to ensure that similar oversights do not recur. If the Reinsurer receives no evidence that the Company has taken action to remedy such a situation, the Reinsurer reserves the right to limit its liability to correctly reported policies only.

Any negligent or deliberate acts or omissions by the Company regarding the insurance or reinsurance provided are the responsibility of the Company and its liability insurer, if any, but not that of the Reinsurer.

9.2	Arbitration

Any controversy arising hereafter between the Company and the Reinsurer relating to policies covered under this Agreement or the breach thereof will be referred to three arbitrators. These arbitrators must be officers of Life Insurance Companies or Life Reinsurance Companies excluding officers of the parties to this Agreement, their affiliates or subsidiaries or past employees of any of these entities. The arbitrators, who will regard this Agreement from the standpoint of practical business as well as the law, are empowered to determine the interpretation of the treaty obligation.

Each party will appoint one arbitrator and these two arbitrators will select a third arbitrator within two weeks of the appointment of the second. If either party refuses or neglects to appoint an arbitrator within 60 days after receipt of the written request for arbitration, the other party may appoint a second arbitrator. Should the two arbitrators not agree on the choice of the third, then each party will name four candidates to serve as the arbitrator. Beginning with the party who did not initiate arbitration, each party will eliminate one candidate from the eight listed until one candidate remains. If this candidate declines to serve as the arbitrator, the candidate last eliminated will be approached to serve. This process will be repeated until a candidate has agreed to serve as the third arbitrator.

The place of meeting of the arbitrators will be decided by a majority vote of the arbitrators. The written decision of a majority of the arbitrators will be final and binding on both parties and their respective successors and assigns.

The arbitrators will render a decision within four months of the appointment of the third arbitrator, unless both parties agree otherwise. In the event no decision is rendered within four months, new arbitrators will be selected as above.

Alternatively, if both parties consent, any controversy may be settled by arbitration in accordance with the rules of the American Arbitration Association.

Unless the Arbitrators decide otherwise, each party will bear the expense of its own arbitration, including its arbitrator and outside attorney fees and will jointly and equally bear with the other party the expense of the third arbitrator.

Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

It is specifically the intent of both parties that these arbitration provisions will replace and be in lieu of any statutory arbitration provision, if the law so permits.

Article 10

10.1	Insolvency

A party to this Agreement will be deemed "insolvent" when it:

	10.1.1	Applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor (hereinafter referred to as the Authorized Representative) of its properties or assets; or

	10.1.2	Is adjudicated as bankrupt or insolvent; or

	10.1.3	Files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, or similar law or statute; or

	10.1.4	Becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party’s domicile.

In the event of the insolvency of the Company, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement will be payable by the Reinsurer directly to the Company or to its Authorized Representative, on the basis of the liability of the Company under the Reinsured Policies without diminution because of the insolvency of the Company.

The Authorized Representative will give written notice to the Reinsurer of all pending claims against the Company on any policies reinsured within a reasonable time after such claims are filed in the insolvency proceedings. While a claim is pending, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceedings where the claim is to be adjudicated, any defense or defenses which it may deem available to the Company or the Authorized Representative.

The expense thus incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose a defense to such claim, the expense will be apportioned in accordance with the terms of the Agreement as though such expense had been incurred by the Company.

In the event of insolvency of the Company, the Right of Offset afforded under Article 5 will remain in full force and effect to the extent permitted by applicable law.

In the event of the insolvency of the Reinsurer, the Company may cancel this Agreement for new business by promptly providing the Reinsurer, its receiver, rehabilitator, conservator, liquidator or statutory successor with written notice of the cancellation effective the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. Any requirement for a notification period prior to the cancellation of the Agreement would not apply under such circumstances.

In addition, the Company may provide the Reinsurer, its receiver, rehabilitator, conservator, liquidator or statutory successor with written notice of its intent to recapture all reinsurance in force under this Agreement regardless of the duration the reinsurance has been in force or the amount retained by the Company on the policies reinsured hereunder. The effective date of a recapture due to insolvency would be at the election of the Company and would not be earlier than the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. Any Recapture Fee applicable will be mutually agreed upon by the Company and the Reinsurer, its rehabilitator, conservator, liquidator or statutory successor.

Article 11

11.1	DAC Tax

The Company and the Reinsurer agree to the DAC Tax Election pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation under Section 848 of the Internal Revenue code of 1986, as amended, whereby:

	11.1.1	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1); and

	11.1.2	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency.

The term "net consideration" will refer to the net consideration as defined in Regulation Section 1.848-2(f).

The method and timing of the exchange of this information is set out in Exhibit G.

This DAC Tax Election will be effective for all years for which this Agreement remains in effect.

The Company and the Reinsurer represent and warrant that they are subject to U.S. taxation under either the provisions of subchapter L of Chapter 1 or the provisions of subpart F of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended.

11.2	Taxes and Expenses

Apart from any taxes, allowances, refunds, and expenses specifically referred to elsewhere in this Agreement, no taxes, allowances, or proportion of any expense will be paid by the Reinsurer to the Company in respect of any Reinsured Policy.

Article 12

12.1	Entire Agreement

This Agreement will constitute the entire agreement between the parties with respect to the business being reinsured hereunder. There are no understandings between the Company and the Reinsurer other than as expressed in this Agreement.

Any alteration to this Agreement will be null and void unless made by written amendment, attached to the Agreement and signed by both parties.

12.2	Parties to Agreement

This is an Agreement solely between the Company and the Reinsurer. The acceptance of reinsurance hereunder will not create any right or legal relation between the Reinsurer and the insured, beneficiary, or any other party to any policy of the Company which may be reinsured hereunder.

This Agreement will be binding upon the parties hereto and their respective successors and assigns.

12.3	Inspection of Records

The Reinsurer, or its duly appointed representatives, will have access to the records of the Company concerning the business reinsured hereunder for the purpose of inspecting, auditing and photocopying those records. Such access will be provided at the office of the Company and will be during reasonable business hours.

Provided there is business in force under this Agreement, the Reinsurer's right of access as specified above will survive the term of the Agreement.

12.4	Good Faith

All matters with respect to this Agreement require the utmost good faith of both parties.

Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed. Each party will promptly notify the other if it is subsequently financially impaired.

The Reinsurer has entered into this Agreement in reliance upon the Company's representations and warranties. The Company affirms that it has and will continue to disclose all matters material to this Agreement. Examples of such matters are a change in underwriting or issue practices or philosophy, a change in underwriting or claims management personnel, or a change in the Company's ownership or control.

The Company affirms that the underwriting, administration and claims practices it employs are consistent with the customary and usual practices of the insurance industry as a whole. Should the Company engage in exceptional or uncustomary practices, it will inform the Reinsurer of such action and obtain its written consent before assigning any liability to the Reinsurer with respect to any policies covered under this Agreement.

12.5	Confidentiality

Both the Company and the Reinsurer will hold confidential and not disclose or make competitive use of any shared proprietary information unless otherwise agreed to in writing, or unless the information otherwise becomes publicly available or the disclosure of which is required for retrocession purposes or has been mandated by law or is duly required by external auditors.

Article 13

13.1	Duration of Agreement

This Agreement is unlimited as to its duration. The Reinsurer or the Company may terminate this Agreement by

	13.1.1	Giving at least 90 days written notice to that effect to the other party; or

	13.1.2	As provided elsewhere in this Agreement.

During the 90 day notification period, the Reinsurer will continue to accept policies covered under the terms of this Agreement.

Further, the Reinsurer remains liable for all Reinsured Policies in force at the date of the termination, set forth in the notice, until their natural expiration, unless the parties mutually decide otherwise or as specified otherwise in this Agreement.

13.2	Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement.

13.3	Construction

The rights and obligations under this Agreement will be construed and administered in accordance with the laws of the Company’s state of domicile stated in Exhibit A-1.

Made in duplicate and executed by both parties.

Signed for and on behalf of National Life Insurance Company

By:	By:

Title:	Title:

Date:	Place:

Signed for and on behalf of

By:	By:

Title:	Title:

Date:	Place:

Prepared by

Exhibit A-1

Business Covered

Agreement Effective Date:

December 1, 1998. The commencement dates for specific plans are shown below.

Coverage:

The policies on the plans shown below which have policy issue dates falling in the period that begins with the Commencement Date and ends with the Termination Date are covered subject to any limitations shown below or elsewhere in this Agreement.

These policies are issued on citizens of the United States.

The Exceptions to Automatic Coverage are listed in Exhibit A-3.

Currency: US$

Company’s State of Domicile: Vermont

Limitations:

1.	For policies on lives with surnames commencing with the letters A to Z inclusive, which qualify for automatic coverage, ten percent (10%) on a First Dollar Quota Share basis, up to the Reinsurer's Automatic Acceptance Limits specified in Exhibit E, will be reinsured with the Reinsurer.

Plans, Riders and Benefits:

Plan	Exhibit Reference	Limitations	Commencement	Termination
Identification	for Rates	Item Number	Date	Date
COLI Guaranteed	C-1	1	December 1, 1998
Issue

COLI Simplified	C-1	1	December 1, 1998
Issue

Exhibit A-2

Required Forms, Manuals and Issue Rules

The following items have been provided to the Reinsurer by the Company for the business covered under this Agreement:

1.     Policy Application Form

2.     Premium Rates

3.     Retention Schedule

4.     Guaranteed Issue and Simplified Issue Guidelines

Exhibit A-3

Exceptions to Automatic Coverage and Issue Guidelines

Unless        has specifically agreed to the contrary in writing, reinsurance will not be ceded automatically under this Agreement on any life where:

(a)	The issue age of the insured exceeds age 65, or

(b)	The covered group is not insured with an actively-at-work provision, or

(c)	The insureds are involved in hazardous occupations or occupations other than white-collar management, or

(d)	The covered group includes disabled or retired lives.

Exhibit A-3

COLI Simplified Issue Guidelines

The Company may issue coverage on a simplified basis to groups that do not qualify under the Guaranteed Issue Guidelines. It is understood that the Simplified Issue coverage will be in lieu of any Guaranteed Issue coverage and will not be provided in combination with Guaranteed Issue coverage on any basis whatsoever. In no event will Simplified Issue coverage be provided to any insureds over age 70. The application form to be used for Simplified Issue coverage is “Life Insurance Application – Part A (2)”, Form No. 9001(0898) and is used with “Life Insurance Application – Part A (1)”, Form No. 9000(0898). Both forms are shown in Exhibit B.

Exhibit A-4

Facultative Coverage

Lead Reinsurer:__________________

If the Company allows an exception to the Guaranteed Issue Guidelines set out in Exhibit A-3, the Reinsurer will automatically accept its share as set out in Exhibit A-1. After the case is issued, the Company will send the Reinsurer documentation to outline the nature of the exception made.

The Company may also submit cases to the Reinsurer for consideration on a facultative basis. The Company will apply for reinsurance on a facultative basis by sending a census of all lives to the Reinsurer along with details of the policies it proposes to add to the group on a facultative basis. Any subsequent information received by the Company that is pertinent to the risk assessment will be transmitted to the Reinsurer immediately.

After consideration of such underwriting evidence, the Reinsurer will promptly inform the Company of its underwriting decision.

If the underwriting decision is acceptable to the Company and the Company’s policy is subsequently placed in force in accordance with the issue rules provided to the Reinsurer, the Company will duly notify the Reinsurer according to the terms outlined in Exhibit F.

The Company will advise the Reinsurer in writing if the case is not to be placed with the Reinsurer.

Fully Underwritten Applications:

Should any individual life within a group be offered to the Reinsurer on a fully underwritten basis, the reinsurance placed on that life would be processed under the terms of the appropriate treaty for individual life permanent business. In the event that more than one underwriting basis is used for a given risk, only that portion subject to full underwriting will qualify for the terms applicable to the treaty for fully underwritten business.

Exhibit C

General Terms

1.	Reinsurance Basis: YRT

2.	Reinsurance Rates: The rates set out in the sub-section(s) of Exhibit C will apply to Reinsured Policies on an automatic basis.

3.	Age Basis: Nearest.

4.	Premium Tax: There will be no separate reimbursement of premium tax.

5.	Dividend Payments: The Reinsurer will not be liable for any dividend payments.

6.	YRT Rate Guarantee: The reinsurance rates set out in the sub-section(s) of Exhibit C are guaranteed to the extent that in the 2nd year and later the Reinsurer reserves the right to increase the premiums for reinsurance but not above the statutory net premium.

7.	YRT Deficiency Reserves: If deficiency reserves are required to be held by the Company on any Reinsured Policy, the entire amount of any such reserve will be established and held by the Company.

8.	Minimum Reinsurance Limit: Not applicable.

9.	Net Amounts At Risk:
For UL Life type plans, if the death benefit is Option A, the amount at risk will be the difference between the initial amount of reinsurance and the cash values applicable to the face amount reinsured. If the death benefit is Option B, the amount at risk will be the initial amount of reinsurance.

10.	Recapture: Reinsured polices will be eligible for recapture due to an increase in retention after an inforce period of 10 years.

11.	Interest Rate For Overdue Premiums: The interest rate payable by the Company to the Reinsurer for overdue premiums will be the 90 Day Federal Government Treasury Bill rate as first published in the Wall Street Journal in the month following the end of the billing period plus 50 basis points. The method of calculation will be simple interest "Bankers' Rule" (or 360 day year).

12.	Reductions: Reductions will be shared proportionately between the Company and its reinsurers.

Exhibit C-1

Reinsurance Rates

1.	Premiums: The Company will pay premiums to the Reinsurer calculated by multiplying the net amount at risk on each policy by the appropriate rate set out in ___________, times the premium multiple set out in No. 2 below.

Premiums will be payable on a policy year basis, whatever the mode of payment of the premiums under the original insurance, and the Company will continue to pay the appropriate premium to the Reinsurer as long as the Reinsured Policy is in force.

2.	Premium Multiples:

The following percentages will be applied to the reinsurance premiums set out in No. 1 above.

All policy years

Guaranteed Issue Non-Smoker
Guaranteed Issue Smoker
Simplified Issue Non-Smoker
Simplified Issue Smoker

Exhibit D

The Company's Retention Limits

The Company will retain 50% of the risk on a First Dollar Quota Share basis of each policy at issue up to a maximum limit of $1,000,000 on a per life basis.

In addition, the Company will retain 50% of annual increases, up to a maximum limit of the lesser of two times the original amount retained on that life and $1,000,000. The Company will maintain its retention for COLI business separate from its retention for traditional individual life business.

Proportionate Risk Retention

Any change in the net amount at risk due to changes in the cash value applicable to the policy will be shared proportionately between the Company and its reinsurers.

Exhibit E

The Company’s Issue Limits

Initial:	Maximum Issue Limit of $2,000,000 per life

Increases:	Maximum cumulative death benefit increase is the lesser of two times the initial face amount and $2,000,000

The Reinsurer’s Automatic Acceptance Limits

Automatic coverage will be provided for initial issue amounts to a maximum limit of $2,000,000 per life. Automatic coverage will also extend to annual increases up to a maximum limit of the lesser of two times the original face amount and $2,000,000 on a per life basis.

The Reinsurer will automatically accept 10% on a First Dollar Quota Share basis of each policy up to the following limits on a per life basis:

Guaranteed Issue Maximum Limits

Issue Ages	Maximum Limit

0 – 65	$200,000

Simplified Issue Maximum Limits

Issue Ages	Maximum Limit

0 – 65	$200,000

Note:	Guaranteed Issue and Simplified Issue may not be combined on any one life. The Reinsurer’s Maximum Automatic Limit on any one life is $200,000, excluding increases.

In addition, the Reinsurer will automatically accept 10% on a First Dollar Quota Share basis of annual increases to a maximum limit of the lesser of two times the original amount placed with the Reinsurer and $200,000 on a per life basis.

Exhibit F

Reinsurance Reports

Remittance Reporting:

The Company will self-administer reinsurance transactions. During each accounting period, the Company will report to the Reinsurer all first year and renewal premiums which became due during the previous accounting period. Also included in the report will be any adjustments made necessary by changes in reinsurance effective during a previous accounting period.

The Company will take credit, without interest, for any unearned premiums arising due to reductions, cancellations or death claims. The unearned premiums refunded will be net of allowances and policy fees.

The Company will pay the balance of arrears of premiums due under a reinstated Reinsured Policy.

The balance due, as calculated above, will then become payable. If the balance so calculated is due to the Reinsurer, the Company will forward a remittance in settlement with the report. If the balance is due to the Company, the Reinsurer will forward a remittance in settlement within fifteen (15) days of receipt of the report.

Report Requirements: The Company will send to the Reinsurer reports, as per the Examples Referenced, by the times indicated below:

	Report	Frequency	Due Date	Example Reference

1.	Policy Detail Reports	Monthly	21st day	Exhibit F, p. 3, 4
	(Reinsurance Ceded)		after month end

2.	Policy Detail Report-	Monthly	21st day	Exhibit F, p. 5
	Totals (Summary Report)		after month end

3.	Accounting & Policy	Monthly	21st day	Exhibit F, p. 6
	Exhibit (Movement		after month end
Summary) (First Year and
Renewal Premiums)

4.	Quarterly Valuation	Quarterly	10th day	Exhibit F, p. 7
	Reserve		after quarter end

(Any estimated figures provided should be confirmed by actual reserve figures)

Exhibit F

5.	Valuation Reserve	Annually	Jan 10th	Exhibit F, p. 7
Certification
(The amount of reserves calculated on the Reinsured Policies in force as of December 31st of the preceding year must be certified by the Company's valuation actuary. The valuation method must be indicated.)

6.	Tax Reserve Certification	Annually	June 1st	Exhibit F, p. 8

Reporting System: The format and code structure of the data to be reported on Reinsured Policies will be mutually agreed by the Reinsurer and the Company in advance.

Errors And Omissions: Should any items be inadvertently omitted from or entered in error on a reinsurance report, such omissions or errors will not affect the liability of the Reinsurer in regard to any Reinsured Policy. The mistakes will be rectified upon discovery. This does not waive any rights outlined in Article 9.

Additional Information: The Company will provide the Reinsurer upon request, with any additional information related to the Reinsured Policies and which the Reinsurer requires in order to complete its financial statements.

Exhibit F

Valuation Reserve for Self-Administered Business Ceded to ______ from National Life Insurance Company

Inforce and Reserves at	19xx:

Plan:	Type: SM/NSM/AGGR/TOTAL

Inforce Reinsured Amount:

Inforce Number of Policies:
Valuation Reserve as at	19xx:

	Reserve	Reserve Basis
Type	Amount ($)	(Table, interest
rate and method)

Active Life Reserve
Unearned Premium Reserve
Disabled Life Reserve
Liability for Incurred But Not Reported Claims (IBNR)
Liability for Due and Unpaid Claims
Liability for claims in Course of Settlement
Other** (specify)
Total

**If credit for deficiency reserves is being taken, please specify under "other".

As the valuation actuary of the above named company I certify that the information above is correct as shown. *
Name:
Signature:
Actuarial Designation:
Title:
Date:

* Required only for Year End Valuation Reserves.

Exhibit F

Tax Reserve Certification for Self-Administered Business Ceded to ____ from National Life Insurance Company

Inforce and Reserves at December 31, 19xx:

Plan:	Type: SM/NSM/AGGR/TOTAL
Inforce Reinsured Amount:

Inforce Number of Policies:

Tax Reserve as at December 31, 19xx:
	Reserve	Reserve Basis
Type	Amount ($)	(Table, interest
rate and method)

Active Life Reserve
Unearned Premium Reserve
Disabled Life Reserve
Liability for Incurred But Not Reported Claims (IBNR)
Liability for Due and Unpaid Claims
Liability for Claims in Course of Settlement
Other** (specify)
Total

**If credit for deficiency reserves is being taken, please specify under "other".

As the valuation actuary of the above named company I certify that the information above is correct as shown.
Name:
Signature:
Actuarial Designation:
Title:
Date:

Exhibit G

DAC Tax Election

Method Of Exchanging Information

The Reinsurer and the Company agree to the DAC Tax Election and accordingly will exchange information in the following manner:

1.	The Reinsurer will submit a Schedule to the Company by May 1 of each year, of its calculation of the net consideration (as referred to in Article 11) for the preceding calendar year.

2.	The Company, in turn, will complete the Schedule by indicating acceptance of the Reinsurer's calculations of the net consideration or by noting any discrepancies. The Company will return the completed Schedule to the Reinsurer by June 1 of each year.

3.	If there are any discrepancies between the Company's and the Reinsurer's calculation of the net consideration, the parties will act in good faith to resolve the discrepancies by July 1 of each year.

AMENDMENT NO. I

To the YRT Reinsurance Agreement
(SA204-99)

Between the

NATIONAL LIFE INSURANCE COMPANY

And

___________________________

Except as hereinafter specified, all terms and conditions of the YRT Reinsurance Agreement effective the first day of December, 1998, amendments and addenda attached thereto, shall apply, and this Amendment is to be attached to and made a part of the aforesaid Agreement.

It is mutually agreed that effective the first day of June, 2001, Exhibit A-3, Page 2, COLI Guaranteed Issue Guidelines, and Exhibit C-1, Reinsurance Rates, are revised as attached.

IN WITNESS WHEREOF, the Company and _________ have caused their names to be subscribed and duly attested hereunder.

NATIONAL LIFE INSURANCE COMPANY

By:	Attest:
Title:	Title:
Date:	Date:

By:	Attest:
Title:	Title:
Date:	Date:

EXHIBIT A-3

COLI GUARANTEED ISSUE GUIDELINES

1.	Minimum of 20 lives.

2.	Employer – Employee relationship required.

3.	Actively at work requirement of 20 hours/week continuously for 6 months. No work absences for prior 3 months other than minor illness or accident of no more than 5 days total.

4.	Coverage must be formula driven so as to prevent individual anti-selection, including future increases in coverage.

5.	100% participation based on a defined class of employees, which must be maintained throughout the life of the plan.

6.	Owner of the policy must be a U.S. citizen or a corporation domiciled in the U.S. Insured must be a U.S. citizen. U.S. citizens residing in foreign countries (must be urban areas) limited to no more than 10% of the case.

7.	Initial maximum face amount per life is $30,000 times number of lives in the plan, with a maximum of $2,000,000.

8.	Maximum issue age is 65.

9.	Maximum annual increase in death benefit without evidence of insurability is 10%. Maximum cumulative death benefit increase is the lesser of two times the original face amount and $2,000,000.

10.	Largest death benefit at issue can be nor more than 5 times the average death benefit of the defined class.

11.	New entrants qualify for inclusion in group based on the same criteria as the initial group.

EXHIBIT C-1

Reinsurance Rates

1.	Premiums: The Company will pay premiums to the Reinsurer calculated by multiplying the net amount at risk on each policy by __________ times the premium multiple set out in No. 2 below.

Premiums will be payable on a policy year basis, whatever the mode of payment of the premiums under the original insurance, and the Company will continue to pay the appropriate premium to the Reinsurer as long as the Reinsured Policy is in force.

2.	Premium Multiples:

The following percentages will be applied to the reinsurance premiums set out in No. 1 above.

All policy years

Guaranteed Issue Non-Smoker
Guaranteed Issue Smoker
Simplified Issue Non-Smoker
Simplified Issue Smoker